EXHIBIT 12 — COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except ratio)
	Six Months Ended
	June 30,				Year Ended
	2007	2006	2006	2005	2004	2003	2002
Income from continuing operations before income taxes, equity in earnings of non-consolidated affiliates, extraordinary item and cumulative effect of a change in accounting principle	$510,394	$446,928	$1,032,251	$928,705	$1,157,411	$1,685,821	$945,598
Dividends and other received from nonconsolidated affiliates	7,707	2,143	15,179	14,696	13,491	2,096	6,295

Total	518,101	449,071	1,047,430	943,401	1,170,902	1,687,917	951,893

Fixed Charges
Interest expense	234,499	237,674	483,974	443,245	367,503	392,215	430,890
Amortization of loan fees	*	*	*	*	*	*	12,077
Interest portion of rentals	194,727	179,006	377,767	345,288	323,957	285,143	246,514

Total fixed charges	429,226	416,680	861,741	788,533	691,460	677,358	689,481

Preferred stock dividends
Tax effect of preferred dividends	—	—	—	—	—	—	—
After tax preferred dividends	—	—	—	—	—	—	—

Total fixed charges and preferred dividends	429,226	416,680	861,741	788,533	691,460	677,358	689,481

Total earnings available for payment of fixed charges	$947,327	$865,751	$1,909,171	$1,731,934	$1,862,362	$2,365,275	$1,641,374

Ratio of earnings to fixed charges	2.21	2.08	2.22	2.20	2.69	3.49	2.38

Rental fees and charges	556,364	511,446	1,079,335	986,536	925,592	814,694	704,327
Interest portion	35%	35%	35%	35%	35%	35%	35%
*	Amortization of loan fees is included in Interest expense beginning January 1, 2003.